Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2019, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2019
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,687
Current financial debt	8,944
Current portion of financial instruments for interest rate swaps liabilities	430
Other current financial instruments — liabilities	339
Financial liabilities directly associated with assets held for sale	—

Total current financial debt	15,400

Non-current financial debt	47,923
Non-controlling interests	2,319
Shareholders’ equity
Common shares	8,300
Paid-in surplus and retained earnings	123,805
Currency translation adjustment	13,297
Treasury shares	(3,814)

Total shareholders’ equity — Group share	114,994

Total capitalization and non-current indebtedness	165,236

As of September 30, 2019, TOTAL S.A. had an authorized share capital of 3,659,166,009 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,666,990,510 ordinary shares (including 69,066,330 treasury shares from shareholders’ equity).

As of September 30, 2019, approximately $6,308 million of the Group’s non-current financial debt was secured and approximately $41,616 million was unsecured, and all of the Group’s current financial debt of $8,944 million was unsecured. As of September 30, 2019, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 20, 2019, as amended on April 26, 2019.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2019.